Exhibit 99.1

News Release
TSX, NYSE: NTR

August 7, 2024 – all amounts are in US dollars, except as otherwise noted

Nutrien Reports Second Quarter 2024 Results

and Announces Chief Financial Officer Transition

•	Second quarter results supported by increased crop input margins, strong global potash demand, higher fertilizer operating rates and lower operating costs.

•	Mark Thompson appointed Executive Vice President and Chief Financial Officer effective August 26, 2024.

SASKATOON, Saskatchewan - Nutrien Ltd. (TSX and NYSE: NTR) announced today its second quarter 2024 results, with net earnings of $392 million ($0.78 diluted net earnings per share). Second quarter 2024 adjusted EBITDA1 was $2.2 billion and adjusted net earnings per share1 was $2.34.

“Nutrien benefited from improved Retail margins, higher fertilizer sales volumes and lower operating costs in the first half of 2024. Crop input demand remains strong and we raised our full-year outlook for global potash demand due to healthy engagement in all key markets,” commented Ken Seitz, Nutrien’s President and CEO.

“Our upstream production assets and downstream Retail businesses in North America and Australia have performed well in 2024. In Brazil, we continue to see challenges and are accelerating a margin improvement plan that is focused on further reducing operating costs and rationalizing our footprint to optimize cash flow,” added Mr. Seitz.

Highlights2:

•

Generated net earnings of $557 million and adjusted EBITDA of $3.3 billion in the first half of 2024. Adjusted EBITDA was down from the same period in 2023 primarily due to lower fertilizer net selling prices. This was partially offset by increased Nutrien Ag Solutions (“Retail”) earnings, higher Potash sales volumes, and lower natural gas costs.

•

Retail adjusted EBITDA increased to $1.2 billion in the first half of 2024 supported by strong grower demand and a normalization of product margins in North America. Full-year 2024 Retail adjusted EBITDA guidance lowered due primarily to ongoing market instability in Brazil as well as the impact of delayed planting in North America in the second quarter.

•

Potash adjusted EBITDA declined to $1.0 billion in the first half of 2024 due to lower net selling prices, which more than offset higher sales volumes and lower operating costs. Full-year 2024 Potash sales volume guidance raised due to record first-half sales volumes and the expectation for strong global demand in the second half of 2024.

•

Nitrogen adjusted EBITDA decreased to $1.1 billion in the first half of 2024 due to lower net selling prices, which more than offset lower natural gas costs. Ammonia production increased in the first half, driven by improved reliability and less turnaround activity.

•

Accelerating a margin improvement plan in Brazil, including the curtailment of 3 fertilizer blenders and closure of 21 selling locations in the second quarter of 2024. Recognized a $335 million non-cash impairment of our Retail – Brazil assets due to ongoing market instability and more moderate margin expectations. Incurred a loss on foreign currency derivatives of approximately $220 million in Brazil.[3]

•	Previously announced that we are no longer pursuing our Geismar Clean Ammonia project and recognized a $195 million non-cash impairment of assets related to this project.

1. This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

2. Our discussion of highlights set out on this page is a comparison of the results for the three and six months ended June 30, 2024 to the results for the three and six months ended June 30, 2023, unless otherwise noted.

3. For further information see the Corporate and Others and Eliminations, and Controls and Procedures sections of the Management’s Discussion and Analysis, and Note 6 to the unaudited Interim Condensed Consolidated Financial Statements as at and for the three and six months ended June 30, 2024.

Chief Financial Officer Transition:

Nutrien also announces the appointment of Mark Thompson as Executive Vice President and Chief Financial Officer, effective August 26, 2024. In alignment with Nutrien’s succession plan, Mr. Thompson succeeds Pedro Farah, who will remain with Nutrien in an advisory capacity until his departure on December 31, 2024.

“Mark’s impressive track record of execution, along with his proven financial and strategic acumen provides the unique ability to succeed in this position on day one. He brings in-depth knowledge of our business that will support the advancement of our strategic actions to enhance quality of earnings and cash flow,” said Mr. Seitz. “On behalf of the Nutrien team, I would also like to thank Pedro for his service and commitment to Nutrien over the last five years.”

“I’ve had the privilege to serve in leadership roles across the company and firmly believe in the opportunities afforded by Nutrien’s strong competitive advantages and world-class asset base to deliver long-term shareholder value,” said Mr. Thompson. “I look forward to continuing to partner with Ken and our executive leadership team on the disciplined execution of our strategy and drive a focused approach to capital allocation.

Mr. Thompson has been with the Company since 2011, currently serving as Executive Vice President, Chief Commercial Officer. Prior to his current position he held numerous executive and senior leadership roles across the company, including Chief Strategy & Sustainability Officer, Chief Corporate Development & Strategy Officer, and Vice President of Business Development for Nutrien’s Retail business. He earned his Bachelor of Commerce (Finance) and Bachelor of Arts degrees from the University of Saskatchewan and holds the Chartered Financial Analyst (CFA) designation.

Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) is the responsibility of management and is dated as of August 7, 2024. The Board of Directors (“Board”) of Nutrien carries out its responsibility for review of this disclosure principally through its Audit Committee, composed entirely of independent directors. The Audit Committee reviews and, prior to its publication, approves this disclosure pursuant to the authority delegated to it by the Board. The term “Nutrien” refers to Nutrien Ltd. and the terms “we”, “us”, “our”, “Nutrien” and “the Company” refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries on a consolidated basis. Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our annual report dated February 22, 2024 (“2023 Annual Report”), which includes our annual audited consolidated financial statements (“annual financial statements”) and MD&A, and our annual information form dated February 22, 2024, each for the year ended December 31, 2023, can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. No update is provided to the disclosure in our 2023 annual MD&A except for material information since the date of our annual MD&A. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (the “SEC”).

This MD&A is based on and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements as at and for the three and six months ended June 30, 2024 (“interim financial statements”) based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”, unless otherwise noted. This MD&A contains certain non-GAAP financial measures and ratios and forward-looking statements, which are described in the “Non-GAAP Financial Measures” and the “Forward-Looking Statements” sections, respectively.

Market Outlook and Guidance

Agriculture and Retail Markets

•

Favorable growing conditions have created an expectation for record US corn and soybean yields and pressured crop prices. Despite lower crop prices, demand for crop inputs in North America is expected to remain strong in the third quarter of 2024 as growers aim to maintain optimal plant health and yield potential. We anticipate that good affordability for potash and nitrogen will support fall application rates in 2024.

•

Brazilian crop prices and prospective grower margins have improved from levels earlier this year supported by a weaker currency. Brazilian soybean area is expected to increase by one to three percent in the upcoming planting season and fertilizer demand is projected to be approximately 46 million tonnes in 2024, in line with historical record levels.

•	Australian moisture conditions vary regionally but remain supportive of crop input demand as trend yields are expected.

Crop Nutrient Markets

•

Global potash demand in the first half of 2024 was supported by favorable consumption trends in most markets and low channel inventories in North America and Southeast Asia. The settlement of contracts with China and India in July is expected to support demand in standard grade markets in the second half of 2024, while uptake on our summer fill program in North America has been strong. As a result, we have raised our 2024 full-year global potash shipment forecast to 69 to 72 million tonnes and expect a relatively balanced market in the second half of 2024.

•

Global nitrogen markets are being supported by steady demand and continued supply challenges in key producing regions. Chinese urea export restrictions have been extended into the second half of 2024 and natural gas-related supply reductions could continue to impact nitrogen operating rates in Egypt and Trinidad. US nitrogen inventories were estimated to be below average levels entering the second half of 2024, contributing to strong engagement on our summer fill programs.

•

Phosphate fertilizer prices are being supported by tight global supply due to Chinese export restrictions, low channel inventories in North America and seasonal demand in Brazil and India. We anticipate some impact on demand for phosphate fertilizer in the second half of 2024 as affordability levels have declined compared to potash and nitrogen.

Financial and Operational Guidance

•

Retail adjusted EBITDA guidance was lowered to $1.5 to $1.7 billion due primarily to ongoing market instability in Brazil as well as the impact of delayed planting in North America in the second quarter.

•

Potash sales volume guidance was increased to 13.2 to 13.8 million tonnes due to expectations for higher global demand in 2024. The range reflects the potential for a relatively short duration Canadian rail strike in the second half.

•

Nitrogen sales volume guidance was narrowed to 10.7 to 11.1 million tonnes as we continue to expect higher operating rates at our North American and Trinidad plants and growth in sales of upgraded products such as urea and nitrogen solutions.

•	Phosphate sales volume guidance was lowered to 2.5 to 2.6 million tonnes reflecting extended turnaround activity and delayed mine equipment moves.

•	Finance costs guidance was lowered to $0.7 to $0.8 million due to a lower expected average short-term debt balance.

All guidance numbers, including those noted above are outlined in the table below. Refer to page 65 of Nutrien’s 2023 Annual Report for related assumptions and sensitivities.

	2024 Guidance Ranges [1] as of
	August 7, 2024		May 8, 2024

(billions of US dollars, except as otherwise noted)	Low	High	Low	High

Retail adjusted EBITDA	1.5	1.7	1.65	1.85

Potash sales volumes (million tonnes) [2]	13.2	13.8	13.0	13.8

Nitrogen sales volumes (million tonnes) [2]	10.7	11.1	10.6	11.2

Phosphate sales volumes (million tonnes) [2]	2.5	2.6	2.6	2.8

Depreciation and amortization	2.2	2.3	2.2	2.3

Finance costs	0.7	0.8	0.75	0.85

Effective tax rate on adjusted net earnings (%) [3]	23.0	25.0	23.0	25.0

Capital expenditures [4]	2.2	2.3	2.2	2.3

 1 See the “Forward-Looking Statements” section.

 2 Manufactured product only.

 3 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

 4 Comprised of sustaining capital expenditures, investing capital expenditures and mine development and pre-stripping capital expenditures, which are supplementary financial measures. See the “Other Financial Measures” section.

Consolidated Results

	Three Months Ended June 30			Six Months Ended June 30
(millions of US dollars, except as otherwise noted)	2024	2023	% Change	2024	2023	% Change
Sales	10,156	11,654	(13)	15,545	17,761	(12)
Gross margin	2,912	3,166	(8)	4,449	5,079	(12)
Expenses	2,068	2,038	1	3,186	3,012	6
Net earnings	392	448	(13)	557	1,024	(46)
Adjusted EBITDA [1]	2,235	2,478	(10)	3,290	3,899	(16)
Diluted net earnings per share	0.78	0.89	(12)	1.10	2.03	(46)
Adjusted net earnings per share [1]	2.34	2.53	(8)	2.81	3.63	(23)

 1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

Net earnings decreased in the second quarter and first half of 2024 compared to the same periods in 2023, primarily due to lower fertilizer net selling prices and a loss on foreign currency derivatives. Adjusted EBITDA decreased over the same periods primarily due to lower fertilizer net selling prices, partially offset by increased Retail earnings, higher offshore Potash sales volumes, and lower natural gas costs.

Segment Results

Our discussion of segment results set out on the following pages is a comparison of the results for the three and six months ended June 30, 2024 to the results for the three and six months ended June 30, 2023, unless otherwise noted.

Nutrien Ag Solutions (“Retail”)

	Three Months Ended June 30			Six Months Ended June 30
(millions of US dollars, except as otherwise noted)	2024	2023	% Change	2024	2023	% Change
Sales	8,074	9,128	(12)	11,382	12,550	(9)
Cost of goods sold	6,045	7,197	(16)	8,606	10,004	(14)
Gross margin	2,029	1,931	5	2,776	2,546	9
Adjusted EBITDA [1]	1,128	1,067	6	1,205	1,033	17

 1 See Note 2 to the interim financial statements.

•

Retail adjusted EBITDA increased in the second quarter and first half of 2024, supported by strong grower demand and a normalization of product margins in North America. We recognized a $335 million non-cash impairment of our Retail – Brazil assets in the second quarter of 2024 due to ongoing market instability and more moderate margin expectations. During the same period in 2023, we recognized a $465 million non-cash impairment primarily to goodwill relating to our Retail – South America assets.

	Three Months Ended June 30				Six Months Ended June 30
	Sales		Gross Margin		Sales		Gross Margin
(millions of US dollars)	2024	2023	2024	2023	2024	2023	2024	2023
Crop nutrients	3,281	3,986	686	629	4,590	5,321	940	770
Crop protection products	2,733	3,070	677	673	3,847	4,224	911	881
Seed	1,434	1,428	296	265	1,919	1,935	355	337
Services and other	292	308	239	254	448	456	364	372
Merchandise	245	273	42	47	445	519	73	91
Nutrien Financial	133	122	133	122	199	179	199	179
Nutrien Financial elimination [1]	(44)	(59)	(44)	(59)	(66)	(84)	(66)	(84)
Total	8,074	9,128	2,029	1,931	11,382	12,550	2,776	2,546

 1 Represents elimination of the interest and service fees charged by Nutrien Financial to Retail branches.

•

Crop nutrients sales decreased in the second quarter and first half of 2024 due to lower selling prices. Gross margin increased over both periods due to higher per-tonne margins, including proprietary crop nutritional and biostimulant product lines. Lower second quarter sales volumes were the result of wet weather that delayed planting and impacted fertilizer applications in North America.

•

Crop protection products sales were lower in the second quarter and first half of 2024 primarily due to lower selling prices across all geographies and delayed applications in North America. Gross margin for the second quarter and first half of 2024 increased from the comparable periods in 2023, which was impacted by the sell through of higher cost inventory.

•

Seed sales for the second quarter and first half of 2024 were consistent with the comparable periods in the prior year while gross margin increased driven by an increase in proprietary products gross margins and the timing of supplier programs.

•

Nutrien Financial sales and gross margin increased in the second quarter and first half of 2024 due to higher financing offering rates and expanded program participation from growers in the US and Australia.

Supplemental Data	Three Months Ended June 30				Six Months Ended June 30
	Gross Margin		% of Product Line [1]		Gross Margin		% of Product Line [1]
(millions of US dollars, except as otherwise noted)	2024	2023	2024	2023	2024	2023	2024	2023
Proprietary products
Crop nutrients	220	214	32	34	290	268	31	35
Crop protection products	227	253	34	38	310	327	34	37
Seed	127	113	44	42	144	143	41	42
Merchandise	4	3	9	7	7	6	9	7
Total	578	583	29	30	751	744	27	29
1 Represents percentage of proprietary product margins over total product line gross margin.

	Three Months Ended June 30				Six Months Ended June 30
	Sales Volumes (tonnes - thousands)		Gross Margin / Tonne (US dollars)		Sales Volumes (tonnes - thousands)		Gross Margin / Tonne (US dollars)
	2024	2023	2024	2023	2024	2023	2024	2023
Crop nutrients
North America	4,298	4,599	146	131	5,762	5,794	144	123
International	1,125	1,132	53	26	2,043	1,977	54	29
Total	5,423	5,731	127	110	7,805	7,771	120	99

(percentages)	June 30, 2024	December 31, 2023
Financial performance measures [1,2]
Cash operating coverage ratio	65	68
Adjusted average working capital to sales	19	19
Adjusted average working capital to sales excluding Nutrien Financial	-	1
Nutrien Financial adjusted net interest margin	5.3	5.2

 1 Rolling four quarters.

 2 These are non-GAAP financial measures. See the “Non-GAAP Financial Measures” section.

 Potash

	Three Months Ended June 30			Six Months Ended June 30
(millions of US dollars, except as otherwise noted)	2024	2023	% Change	2024	2023	% Change
Net sales	756	1,009	(25)	1,569	2,011	(22)
Cost of goods sold	359	353	2	717	658	9
Gross margin	397	656	(39)	852	1,353	(37)
Adjusted EBITDA [1]	472	654	(28)	1,002	1,330	(25)

 1  See Note 2 to the interim financial statements.

•

Potash adjusted EBITDA declined in the second quarter and first half of 2024 due to lower net selling prices, which more than offset increased sales volumes. Higher potash production and the continuation of mine automation advancements helped lower our controllable cash cost of product manufactured in the first half of 2024.

Manufactured product	Three Months Ended June 30		Six Months Ended June 30
($ / tonne, except as otherwise noted)	2024	2023	2024	2023
Sales volumes (tonnes - thousands)
North America	914	1,226	2,221	2,080
Offshore	2,649	2,156	4,755	3,938
Total sales volumes	3,563	3,382	6,976	6,018
Net selling price
North America	301	383	306	391
Offshore	182	250	187	304
Average net selling price	212	298	225	334

Cost of goods sold	101	104	103	109
Gross margin	111	194	122	225

Depreciation and amortization	42	34	43	35

Gross margin excluding depreciation and amortization [1]	153	228	165	260

 1  This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

•

Sales volumes increased in the second quarter of 2024 due to higher offshore demand, partially offset by lower sales volumes in North America resulting from more normal seasonal purchasing compared to the same period in 2023. Strong demand in major offshore markets and low channel inventories in North America at the beginning of 2024 supported record first half sales volumes.

•	Net selling price per tonne decreased in the second quarter and first half of 2024 due to a decline in benchmark prices compared to the same periods last year.

•	Cost of goods sold per tonne decreased in the second quarter and first half of 2024 mainly due to higher production volumes and lower royalties.

Supplemental Data	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Production volumes (tonnes – thousands)	3,575	3,237	7,140	6,325

Potash controllable cash cost of product manufactured per tonne [1]	50	60	53	61
Canpotex sales by market (percentage of sales volumes)
Latin America	44	55	38	46
Other Asian markets [2]	27	19	30	28
China	7	6	13	8
India	8	10	6	6
Other markets	14	10	13	12
Total	100	100	100	100

 1  This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

 2  All Asian markets except China and India.

 Nitrogen

	Three Months Ended June 30			Six Months Ended June 30
(millions of US dollars, except as otherwise noted)	2024	2023	% Change	2024	2023	% Change
Net sales	1,028	1,216	(15)	1,939	2,528	(23)
Cost of goods sold	650	817	(20)	1,254	1,588	(21)
Gross margin	378	399	(5)	685	940	(27)
Adjusted EBITDA [1]	594	569	4	1,058	1,245	(15)

 1  See Note 2 to the interim financial statements.

•

Nitrogen adjusted EBITDA increased in the second quarter of 2024 due to lower natural gas costs and insurance recoveries included in other income and expense items, which more than offset lower net selling prices and sales volumes. First half adjusted EBITDA decreased as lower net selling prices more than offset lower natural gas costs. We announced we are no longer pursuing our Geismar Clean Ammonia project and recognized a $195 million non-cash impairment of assets during the second quarter. Our ammonia operating rate increased in the second quarter and first half of 2024 primarily due to improved reliability and less turnaround activity.

Manufactured product	Three Months Ended June 30		Six Months Ended June 30

($ / tonne, except as otherwise noted)	2024	2023	2024	2023
Sales volumes (tonnes - thousands)
Ammonia	698	681	1,215	1,215
Urea and ESN®	864	952	1,639	1,699
Solutions, nitrates and sulfates	1,256	1,312	2,471	2,388
Total sales volumes	2,818	2,945	5,325	5,302
Net selling price
Ammonia	405	488	404	591
Urea and ESN®	445	472	438	536
Solutions, nitrates and sulfates	238	254	232	279
Average net selling price	343	379	335	433

Cost of goods sold	211	237	209	254
Gross margin	132	142	126	179

Depreciation and amortization	54	55	54	56

Gross margin excluding depreciation and amortization [1]	186	197	180	235

 1  This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

•

Sales volumes were lower in the second quarter of 2024 as wet weather in North America impacted the timing of nitrogen applications. First half sales volumes were flat compared to the same period in 2023.

•	Net selling price per tonne was lower in the second quarter and first half of 2024 for all major nitrogen products primarily due to weaker benchmark prices in key nitrogen producing regions.

•	Cost of goods sold per tonne decreased in the second quarter and first half of 2024 mainly due to lower natural gas costs.

Supplemental Data	Three Months Ended June 30		Six Months Ended June 30

	2024	2023	2024	2023
Sales volumes (tonnes – thousands)
Fertilizer	1,716	1,866	3,139	3,114
Industrial and feed	1,102	1,079	2,186	2,188
Production volumes (tonnes – thousands)
Ammonia production – total [1]	1,383	1,249	2,835	2,680
Ammonia production – adjusted [1,2]	999	931	2,017	1,968
Ammonia operating rate (%) [2]	89	85	91	90
Natural gas costs (US dollars per MMBtu)
Overall natural gas cost excluding realized derivative impact	2.65	2.76	2.91	3.85
Realized derivative impact [3]	0.10	(0.02)	0.07	(0.01)
Overall natural gas cost	2.75	2.74	2.98	3.84

 1  All figures are provided on a gross production basis in thousands of product tonnes.

 2  Excludes Trinidad and Joffre.

 3  Includes realized derivative impacts recorded as part of cost of goods sold or other income and expenses. Refer to Note 4 to the interim financial statements.

 Phosphate

	Three Months Ended June 30			Six Months Ended June 30
(millions of US dollars, except as otherwise noted)	2024	2023	% Change	2024	2023	% Change
Net sales	394	502	(22)	831	1,016	(18)
Cost of goods sold	361	453	(20)	733	880	(17)
Gross margin	33	49	(33)	98	136	(28)
Adjusted EBITDA [1]	88	113	(22)	209	250	(16)

 1  See Note 2 to the interim financial statements.

•

Phosphate adjusted EBITDA decreased in the second quarter and first half of 2024 primarily due to lower net selling prices, partially offset by lower input costs. During last year’s second quarter, we recognized a $233 million non-cash impairment of our White Springs property, plant and equipment.

Manufactured product	Three Months Ended June 30		Six Months Ended June 30

($ / tonne, except as otherwise noted)	2024	2023	2024	2023
Sales volumes (tonnes - thousands)
Fertilizer	415	426	862	814
Industrial and feed	169	160	342	320
Total sales volumes	584	586	1,204	1,134
Net selling price
Fertilizer	601	595	614	636
Industrial and feed	830	1,100	839	1,118
Average net selling price	667	732	678	772

Cost of goods sold	602	643	590	647
Gross margin	65	89	88	125

Depreciation and amortization	116	121	115	122

Gross margin excluding depreciation and amortization [1]	181	210	203	247

 1  This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

•

Sales volumes were flat in the second quarter of 2024 compared to the same period last year as lower fertilizer volumes were offset by higher feed volumes. First half sales volumes were higher than the first half of 2023 due to strong fertilizer, industrial and feed demand.

•

Net selling price per tonne decreased in the second quarter and first half of 2024 due primarily to lower industrial and feed net selling prices which reflect the typical lag in price realizations relative to benchmark prices.

•	Cost of goods sold per tonne decreased in the second quarter and first half of 2024 mainly due to lower ammonia and sulfur input costs.

Supplemental Data	Three Months Ended June 30		Six Months Ended June 30

	2024	2023	2024	2023
Production volumes (P2O5 tonnes – thousands)	326	331	678	672

P2O5 operating rate (%)	77	78	80	80

 Corporate and Others and Eliminations

	Three Months Ended June 30			Six Months Ended June 30
(millions of US dollars, except as otherwise noted)	2024	2023	% Change	2024	2023	% Change
Corporate and Others
Selling expenses (recovery)	(3)	(2)	50	(5)	(4)	25
General and administrative expenses	98	88	11	187	172	9
Share-based compensation expense (recovery)	10	(64)	n/m	16	(49)	n/m
Foreign exchange loss, net of related derivatives	285	52	448	328	18	n/m
Other expenses	26	99	(74)	80	52	54
Adjusted EBITDA [1]	(121)	(60)	102	(222)	(73)	204
Eliminations
Gross margin	75	131	(43)	38	104	(63)
Adjusted EBITDA [1]	74	135	(45)	38	114	(67)

 1  See Note 2 to the interim financial statements.

•

Share-based compensation was an expense in the second quarter and first half of 2024 and a recovery in the comparable prior periods in 2023 due to an increase in fair value of our share-based awards in 2024. The fair value takes into consideration several factors such as our share price movement, our performance relative to our peer group and return on our invested capital.

•

Foreign exchange loss, net of related derivatives was higher mainly due to a loss on foreign currency derivatives in Brazil of approximately $220 million in the second quarter of 2024. This was primarily the result of the execution of certain derivative contracts with financial institutions in Brazil in June 2024, which were made by an individual outside applicable internal policy and authority limits. At the end of July 2024, foreign currency derivative contracts related to this event were settled. For further detail regarding the impact of the loss and our remediation efforts, see the Controls and Procedures section of this MD&A and Note 6 to the interim financial statements.

•

Other expenses were lower in the second quarter of 2024 compared to the same period in 2023 mainly due to lower losses related to financial instruments in Argentina. Other expenses were higher in the first half of 2024 compared to the same period in 2023, as we recognized an $80 million gain in 2023 from our post-retirement benefit plan amendments, resulting in lower expense in the first half of 2023.

 Eliminations

•

Eliminations are not part of the Corporate and Others segment. The recovery of gross margin between operating segments decreased for the second quarter and first half of 2024 due to lower margins on sales between our operating segments compared to the comparable periods in 2023.

Finance Costs, Income Taxes and Other Comprehensive Income (Loss)

	Three Months Ended June 30			Six Months Ended June 30
(millions of US dollars, except as otherwise noted)	2024	2023	% Change	2024	2023	% Change
Finance costs	162	204	(21)	341	374	(9)
Income tax expense	290	476	(39)	365	669	(45)
Actual effective tax rate including discrete items (%)	43	51	(16)	40	40	-
Other comprehensive income (loss)	44	68	(35)	(58)	70	n/m

•	Finance costs were lower in the second quarter and first half of 2024 primarily due to lower short term debt average balances partially offset by higher interest rates.

•

Income tax expense was lower in the second quarter and first half of 2024 primarily as a result of lower earnings compared to the same periods in 2023. In addition, discrete tax adjustments primarily related to the change in recognition of deferred tax assets in our Retail – South America region and results of tax authority examinations increased our 2023 income tax expense.

•

Other comprehensive income (loss) was primarily driven by lower income in the second quarter and first half of 2024 compared to the comparable periods in 2023 mainly due to depreciation of Brazilian and Canadian currencies relative to the US dollar.

Liquidity and Capital Resources

Sources and Uses of Liquidity

We continued to manage our capital in accordance with our capital allocation strategy. We believe that our internally generated cash flow, supplemented by available borrowings under new or existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures, planned growth and development activities, and other cash requirements for the foreseeable future. Refer to the “Capital Structure and Management” section for details on our existing long-term debt and credit facilities.

Sources and Uses of Cash

(millions of US dollars, except as otherwise noted)	Three Months Ended June 30			Six Months Ended June 30
	2024	2023	% Change	2024	2023	% Change
Cash provided by operating activities	1,807	2,243	(19)	1,320	1,385	(5)
Cash used in investing activities	(614)	(858)	(28)	(1,108)	(1,552)	(29)
Cash (used in) provided by financing activities	(684)	(2,124)	(68)	(136)	5	n/m
Cash used for dividends and share repurchases [1]	(266)	(413)	(36)	(527)	(1,556)	(66)

 1  This is a supplementary financial measure. See the “Other Financial Measures” section.

Cash provided by operating activities	• Cash provided by operating activities in the second quarter and first half of 2024 was lower compared to the same periods in 2023 primarily due to lower realized selling prices across all segments.

Cash used in investing activities	• Cash used in investing activities was lower in the second quarter and first half of 2024 compared to the same periods in 2023 due to lower capital expenditures and fewer business acquisitions.

Cash (used in) provided by financing activities

• Cash used in financing activities in the second quarter of 2024 was lower compared to the same period in 2023 due to the issuance of $1,000 million of senior notes in the second quarter of 2024.

• Cash used in financing activities for the first half of 2024 was for payments of dividends, debt and lease liabilities, which more than offset the amount received from the debt issuance. For the same period in 2023, cash received from the debt issuance mostly offset the total amount paid for dividends, share repurchases, debt and lease liabilities.

Cash used for dividends and share repurchases

• Cash used for dividends and share repurchases was lower in the second quarter and first half of 2024 compared to the same periods in 2023 as we did not repurchase any shares in the second quarter and first half of 2024, compared to $150 million and $1,047 million of share repurchases in the same periods in 2023.

Financial Condition Review

The following is a comparison of balance sheet categories that are considered material:

	As at
(millions of US dollars, except as otherwise noted)	June 30, 2024	December 31, 2023	$	Change	% Change
Assets
Cash and cash equivalents	1,004	941		63	7
Receivables	8,123	5,398		2,725	50
Inventories	5,298	6,336		(1,038)	(16)
Prepaid expenses and other current assets	663	1,495		(832)	(56)
Property, plant and equipment	22,198	22,461		(263)	(1)
Intangible assets	1,912	2,217		(305)	(14)
Liabilities and Equity
Short-term debt	1,571	1,815		(244)	(13)
Current portion of long-term debt	1,012	512		500	98
Payables and accrued charges	9,024	9,467		(443)	(5)
Long-term debt	9,399	8,913		486	5
Retained earnings	11,542	11,531		11	-

•	Explanations for changes in Cash and cash equivalents are in the “Sources and Uses of Cash” section.

•	Receivables increased primarily due to the seasonality of Retail sales.

•

Inventories decreased due to seasonal Retail sales as inventory drawdowns occur. Generally, we build up our inventory levels in North America at year end in preparation for the following year’s planting and application seasons.

•	Prepaid expenses and other current assets decreased due to the seasonal drawdown of prepaid inventories during the spring planting and application seasons in North America.

•	Property, plant and equipment decreased due to the impairments related to our Retail – Brazil assets and Geismar Clean Ammonia project.

•	Intangible assets decreased due to an impairment of our Retail – Brazil assets.

•	Short-term debt decreased due to repayments on our credit facilities based on our working capital requirements driven by the seasonality of our business.

•	Payables and accrued charges decreased from lower customer prepayments in North America as Retail customers took delivery of prepaid sales.

•	Long-term debt including current portion increased due to the issuance of $1,000 million of notes in the second quarter of 2024.

•	Retained earnings increased as net earnings in the first half of 2024 exceeded dividends declared and share repurchases.

Capital Structure and Management

Principal Debt Instruments

As part of the normal course of business, we closely monitor our liquidity position. We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We continually evaluate various financing arrangements and may seek to engage in transactions from time to time when market and other conditions are favorable. We were in compliance with our debt covenants and did not have any changes to our credit ratings for the six months ended June 30, 2024.

Capital Structure (Debt and Equity)

(millions of US dollars)	June 30, 2024	December 31, 2023

Short-term debt	1,571	1,815

Current portion of long-term debt	1,012	512

Current portion of lease liabilities	364	327

Long-term debt	9,399	8,913

Lease liabilities	1,024	999

Shareholders’ equity	25,159	25,201

Commercial Paper, Credit Facilities and Other Debt

We have a total facility limit of approximately $8,900 million comprised of several credit facilities available in the jurisdictions where we operate. In North America, we have a commercial paper program, which is limited to the undrawn amount under our $4,500 million unsecured revolving term credit facility and excess cash invested in highly liquid securities.

As at June 30, 2024, we have utilized $1,529 million of our total facility limit, which includes $1,096 million of commercial paper outstanding.

As at June 30, 2024, $242 million in letters of credit were outstanding and committed, with $187 million of remaining credit available under our letter of credit facilities.

Our long-term debt consists primarily of notes and debentures. See the “Capital Structure and Management” section of our 2023 Annual Report for information on balances, rates and maturities for our notes and debentures. On June 21, 2024, we issued $400 million of 5.2 percent senior notes due June 21, 2027 and $600 million of 5.4 percent senior notes due June 21, 2034.

See Notes 7 and 8 to the interim financial statements for additional information.

In March 2024, we filed a base shelf prospectus in Canada and the US qualifying the issuance of common shares, debt securities, and other securities during a period of 25 months from March 22, 2024.

Outstanding Share Data

As at August 2, 2024

Common shares	494,757,156

Options to purchase common shares	3,478,893

For more information on our capital structure and management, see Note 24 to the annual financial statements in our 2023 Annual Report.

Quarterly Results

(millions of US dollars, except as otherwise noted)	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022

Sales	10,156	5,389	5,664	5,631	11,654	6,107	7,533	8,188

Net earnings	392	165	176	82	448	576	1,118	1,583

Net earnings attributable to equity holders of Nutrien	385	158	172	75	440	571	1,112	1,577

Net earnings per share attributable to equity holders of Nutrien

Basic	0.78	0.32	0.35	0.15	0.89	1.14	2.15	2.95

Diluted	0.78	0.32	0.35	0.15	0.89	1.14	2.15	2.94

Our quarterly earnings are significantly affected by the seasonality of our business, fertilizer benchmark prices, which have been volatile over the last two years and are affected by demand-supply conditions, grower affordability and weather. See Note 9 to the interim financial statements.

The following table describes certain items that impacted our quarterly earnings:

Quarter	Transaction or Event
Q2 2024

$530 million non-cash impairment of assets comprised of a $335 million non-cash impairment of the Retail – Brazil intangible assets and property plant and equipment due to the ongoing market instability and more moderate margin expectations, and a $195 million non-cash impairment of our Geismar Clean Ammonia project property, plant and equipment as we are no longer pursuing the project. We also recorded a foreign exchange loss of $220 million on foreign currency derivatives in Brazil for the second quarter of 2024.

Q2 2023

$698 million non-cash impairment of assets comprised of a $233 million non-cash impairment of our Phosphate White Springs property, plant and equipment due to a decrease in our forecasted phosphate margins and a $465 million non- cash impairment of our Retail – South America assets primarily related to goodwill mainly due to the impact of crop input price volatility, more moderate long-term growth assumptions and higher interest rates, which lowered our forecasted earnings.

Q3 2022	$330 million reversal of non-cash impairment of our Phosphate White Springs property, plant and equipment related to higher forecasted global prices and a more favorable outlook for phosphate margins.

Critical Accounting Estimates

Our significant accounting policies are disclosed in our 2023 Annual Report. We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the Audit Committee of the Board. Our critical accounting estimates are discussed on pages 72 to 74 of our 2023 Annual Report. There were no material changes to our critical accounting estimates for the three or six months ended June 30, 2024.

Controls and Procedures

We are required to maintain disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”) and National Instrument 52-109 – “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”) designed to provide reasonable assurance that information required to be disclosed by Nutrien in its annual filings, interim filings (as these terms are defined in NI 52-109), and other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the required time periods. As at June 30, 2024, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective due to the material weakness described below.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as amended, and NI 52-109. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have designed ICFR based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the annual financial statements, or interim financial statements, will not be prevented or detected on a timely basis. As at June 30, 2024, we have a material weakness related to our controls over derivative contract authorization in Brazil, which resulted in unauthorized execution of derivative contracts. This material weakness did not result in any errors or a material misstatement in our interim or annual financial statements.

In the second quarter of 2024, changes were introduced to our derivative contract authorization and execution process in Brazil. As a result of these changes, our controls were not designed effectively to ensure that segregation of duties was maintained and checks of authorization were performed in a timely manner and that derivative contracts entered into were recorded in our treasury reporting systems on a timely basis.

Notwithstanding this identified material weakness, we believe that our interim financial statements present fairly, in all material respects, our business, financial condition and results of operations for the periods presented.

Remediation Plan

The control deficiency described above was identified by our management in late June 2024, prior to the preparation and filing of our interim financial statements as at June 30, 2024 and for the three and six months then ended. We have prioritized the remediation of the material weakness described above and are working to complete certain remediation activities under the oversight of the Audit Committee to resolve the issue.

Specific actions that are being taken to remediate this material weakness include the following:

•

redesigning certain processes and controls relating to derivative contract authorization and execution in Brazil, including with respect to segregation of duties, compliance and confirmation, accounting and reconciliation activities, authority limits, and systems controls; and,

•	enhancing the supervision and review activities related to trading in derivative contracts in Brazil.

As the determination regarding the material weakness in ICFR was reached in July 2024, we have not had adequate time to implement, evaluate and test the controls and procedures described above and will not be able to do so until a sufficient period of time has passed to allow us to evaluate the design and test the operational effectiveness of the new and re-designed controls and conclude, through such testing, that these controls are designed and operating effectively. We will continue to address the material weakness with the intention of such being remediated by the end of 2024.

Other than the material weakness described above, there has been no change in our ICFR during the six months ended June 30, 2024 that has materially affected, or is reasonably likely to materially affect, our ICFR.

Forward-Looking Statements

Certain statements and other information included in this document, including within the “Market Outlook and Guidance” section, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “project”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to:

Nutrien’s business strategies, plans, prospects and opportunities; Nutrien’s 2024 full-year guidance, including expectations regarding Retail adjusted EBITDA, Potash sales volumes, Nitrogen sales volumes, Phosphate sales volumes, depreciation and amortization, finance costs, effective tax rate and capital expenditures; our projections to generate strong cash from operations; expectations regarding our capital allocation intentions and strategies; our ability to advance strategic initiatives and high value growth investments; capital spending expectations for 2024 and beyond; expectations regarding performance of our operating segments in 2024, including increased potash sales volumes; our operating segment market outlooks and our expectations for market conditions and fundamentals in the second half of 2024 and beyond, and the anticipated supply and demand for our products and services, expected market, industry and growing conditions with respect to crop nutrient application rates, planted acres, grower crop investment, crop mix, including the need to replenish soil nutrient levels, production volumes and expenses, shipments, natural gas costs and availability, consumption, prices, operating rates and the impact of seasonality, import and export volumes, economic sanctions and restrictions, operating rates, inventories, crop development and natural gas curtailments; the negotiation of sales contracts; acquisitions and divestitures and the anticipated benefits thereof; expectations in connection with our ability to deliver long-term returns to shareholders, and expectations related to the timing and outcome of remediation efforts for the material weakness in ICFR related to derivative contract authorization.

These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty.

The additional key assumptions that have been made in relation to the operation of our business as currently planned and our ability to achieve our business objectives include, among other things, assumptions with respect to: our ability to successfully implement our business strategies, growth and capital allocation investments and initiatives that we will conduct our operations and achieve results of operations as anticipated; our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures, and that we will be able to implement our standards, controls, procedures and policies in respect of any acquired businesses and to realize the expected synergies on the anticipated timeline or at all; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, expenses, margins, demand, supply, product availability, shipments, consumption, weather conditions, including the current El Niño weather pattern, supplier agreements, product distribution agreements, inventory levels, exports, crop development and cost of labor and interest, exchange and effective tax rates; potash demand growth in offshore markets and normalization of Canpotex port operations; global economic conditions and the accuracy of our market outlook expectations for 2024 and in the future; assumptions related to our assessment of recoverable amount estimates of our assets, including in relation to our Retail - Brazil business asset impairments; our intention to complete share repurchases under our normal course issuer bid programs, including Toronto Stock Exchange approval, the funding of such share repurchases, existing and future market conditions, including with respect to the price of our common shares, and compliance with respect to applicable limitations under securities laws and regulations and stock exchange policies and assumptions related to our ability to fund our dividends at the current level; our expectations regarding the impacts, direct and indirect, of certain geopolitical conflicts, including the war in Eastern Europe and the conflict in the Middle East on, among other things, global supply and demand, including for crop nutrients, energy and commodity prices, global interest rates, supply chains and the global macroeconomic environment, including inflation; assumptions regarding future markets for clean ammonia; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain investment grade ratings and achieve our performance targets; our ability to successfully negotiate sales and other contracts and our ability to successfully implement new initiatives and programs; and our ability to successfully remediate the material weakness in our ICFR related to derivative contract authorization.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; failure to achieve expected results of our business strategy, capital allocation initiatives or results of operations; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; seasonality; climate change and weather conditions, including the current El Niño weather pattern (and transition to El Niña weather pattern), including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including tariffs, trade restrictions and climate change initiatives), government ownership requirements, changes in environmental, tax, antitrust and other laws or regulations and the interpretation thereof; political or military risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism and industrial espionage; our ability to access sufficient, cost-effective and timely transportation, distribution and storage of products (including potential rail transportation and port disruptions due to labor strikes and/or work stoppages or other similar actions); the occurrence of a major environmental or safety incident or becoming subject to legal or regulatory proceedings; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities or challenges related to our major facilities that are out of our control; interruptions of or constraints in availability of key inputs, including natural gas and sulfur; any significant impairment of the carrying amount of certain assets; the risk that rising interest rates and/or deteriorated business operating results may result in the further impairment of assets or goodwill attributed to certain of our cash generating units; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; geopolitical conflicts, including the war in Eastern Europe and the conflict in the Middle East, and their potential impact on, among other things, global market conditions and supply and demand, including for crop nutrients, energy and commodity prices, interest rates, supply chains and the global economy generally; our ability to execute on our strategies related to environmental, social and governance matters, and achieve related expectations, targets and commitments; failure to remediate the material weakness in our ICFR related to derivative contract authorization; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

The purpose of our revised Retail adjusted EBITDA and our depreciation and amortization, finance costs, effective tax rate and capital expenditures guidance ranges are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

The forward-looking statements in this document are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

Terms and Definitions

For the definitions of certain financial and non-financial terms used in this document, as well as a list of abbreviated company names and sources, see the “Terms & Definitions” section of our 2023 Annual Report. All references to per share amounts pertain to diluted net earnings (loss) per share, “n/m” indicates information that is not meaningful, and all financial amounts are stated in millions of US dollars, unless otherwise noted.

About Nutrien

Nutrien is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve the needs of growers. We focus on creating long-term value by prioritizing investments that strengthen the advantages of our business across the ag value chain and by maintaining access to the resources and the relationships with stakeholders needed to achieve our goals.

For Further Information:

Investor Relations:

Jeff Holzman

Vice President, Investor Relations

(306) 933-8545

Investors@nutrien.com

Media Relations:

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015

More information about Nutrien can be found at www.nutrien.com.

Selected financial data for download can be found in our data tool at www.nutrien.com/investors/interactive-datatool Such data is not incorporated by reference herein.

Nutrien will host a Conference Call on Thursday, August 8, 2024 at 10:00 a.m. Eastern Time.

Telephone conference dial-in numbers:

•	From Canada and the US 1-800-717-1738
•	International 1-289-514-5100
•	No access code required. Please dial in 15 minutes prior to ensure you are placed on the call in a timely manner.

Live Audio Webcast: Visit https://www.nutrien.com/investors/events/2024-q2-earnings-conference-call

Non-GAAP Financial Measures

We use both IFRS measures and certain non-GAAP financial measures to assess performance. Non-GAAP financial measures are financial measures disclosed by the Company that (a) depict historical or expected future financial performance, financial position or cash flow of the Company, (b) with respect to their composition, exclude amounts that are included in, or include amounts that are excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the Company, (c) are not disclosed in the financial statements of the Company and (d) are not a ratio, fraction, percentage or similar representation. Non-GAAP ratios are financial measures disclosed by the Company that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components, and that are not disclosed in the financial statements of the Company.

These non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS and, therefore, are unlikely to be comparable to similar financial measures presented by other companies. Management believes these non-GAAP financial measures and non-GAAP ratios provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-GAAP financial measures and non-GAAP ratios should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-GAAP financial measures and non-GAAP ratios, their compositions, and why management uses each measure. It also includes reconciliations to the most directly comparable IFRS measures. Except as otherwise described herein, our non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As additional non-recurring or unusual items arise in the future, we generally exclude these items in our calculations.

Adjusted EBITDA (Consolidated)

Most directly comparable IFRS financial measure: Net earnings (loss).

Definition: Adjusted EBITDA is calculated as net earnings (loss) before finance costs, income taxes, depreciation and amortization, share-based compensation and certain foreign exchange gain/loss (net of related derivatives). We also adjust this measure for the following other income and expenses that are excluded when management evaluates the performance of our day-to-day operations: integration and restructuring related costs, impairment or reversal of impairment of assets, gain or loss on disposal of certain businesses and investments, asset retirement obligations (“ARO”) and accrued environmental costs (“ERL”) related to our non-operating sites, and loss related to financial instruments in Argentina.

Why we use the measure and why it is useful to investors: It is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. It provides a measure of our ability to service debt and to meet other payment obligations and as a component of employee remuneration calculations.

	Three Months Ended June 30		Six Months Ended June 30
(millions of US dollars)	2024	2023	2024	2023

Net earnings	392	448	557	1,024

Finance costs	162	204	341	374

Income tax expense	290	476	365	669

Depreciation and amortization	586	556	1,151	1,052

EBITDA [1]	1,430	1,684	2,414	3,119

Adjustments:

Share-based compensation expense (recovery)	10	(64)	16	(49)

Foreign exchange loss, net of related derivatives	285	52	328	18

ARO/ERL related (income) expenses for non-operating sites	(35)	6	(32)	6

Loss related to financial instruments in Argentina	15	92	34	92

Integration and restructuring related costs	-	10	-	15

Impairment of assets	530	698	530	698
Adjusted EBITDA	2,235	2,478	3,290	3,899

1  EBITDA is calculated as net earnings before finance costs, income taxes, and depreciation and amortization.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Most directly comparable IFRS financial measure: Net earnings (loss) and diluted net earnings (loss) per share.

Definition: Adjusted net earnings and related per share information are calculated as net earnings (loss) before share-based compensation and certain foreign exchange gain/loss (net of related derivatives), net of tax. We also adjust this measure for the following other income and expenses (net of tax) that are excluded when management evaluates the performance of our day-to-day operations: certain integration and restructuring related costs, impairment or reversal of impairment of assets, gain or loss on disposal of certain businesses and investments, gain or loss on early extinguishment of debt or on settlement of derivatives due to discontinuance of hedge accounting, asset retirement obligations and accrued environmental costs related to our non-operating sites, loss related to financial instruments in Argentina, change in recognition of tax losses and deductible temporary differences related to impairments and certain changes to tax declarations (e.g., “Swiss Tax Reform adjustment”). We generally apply the annual forecasted effective tax rate to specific adjustments during the year, and at year-end, we apply the actual effective tax rate.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations and is used as a component of employee remuneration calculations.

	Three Months Ended June 30, 2024			Six Months Ended June 30, 2024
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share

Net earnings attributable to equity holders of Nutrien		385	0.78		543	1.10
Adjustments:
Share-based compensation expense	10	8	0.02	16	12	0.02
Foreign exchange loss, net of related derivatives	285	283	0.57	328	333	0.67
Impairment of assets	530	491	1.00	530	491	1.00
ARO/ERL related (income) for non-operating sites	(35)	(25)	(0.06)	(32)	(23)	(0.05)
Loss related to financial instruments in Argentina	15	15	0.03	34	34	0.07

Adjusted net earnings		1,157	2.34		1,390	2.81

	Three Months Ended June 30, 2023			Six Months Ended June 30, 2023
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share

Net earnings attributable to equity holders of Nutrien		440	0.89		1,011	2.03
Adjustments:
Share-based compensation recovery	(64)	(49)	(0.11)	(49)	(37)	(0.08)
Foreign exchange loss, net of related derivatives	52	40	0.08	18	14	0.02
Integration and restructuring related costs	10	8	0.02	15	11	0.02
Impairment of assets	698	653	1.32	698	653	1.32
ARO/ERL related expenses for non-operating sites	6	5	0.01	6	5	0.01
Loss related to financial instruments in Argentina	92	92	0.19	92	92	0.18
Change in recognition of deferred tax assets	66	66	0.13	66	66	0.13

Adjusted net earnings		1,255	2.53		1,815	3.63

Effective Tax Rate on Adjusted Net Earnings Guidance

Effective tax rate on adjusted net earnings guidance is a forward-looking non-GAAP financial measure as it includes adjusted net earnings, which is a non-GAAP financial measure. It is provided to assist readers in understanding our expected financial results. Effective tax rate on adjusted net earnings guidance excludes certain items that management is aware of that permit management to focus on the performance of our operations (see the Adjusted Net Earnings and Adjusted Net Earnings Per Share section for items generally adjusted). We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with IFRS because a meaningful or accurate calculation of reconciling items and the information is not available without unreasonable effort due to unknown variables, including the timing and amount of certain reconciling items, and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value that may be inherently difficult to determine without unreasonable efforts. The probable significance of such unavailable information, which could be material to future results, cannot be addressed.

Gross Margin Excluding Depreciation and Amortization Per Tonne – Manufactured Product

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin per tonne less depreciation and amortization per tonne for manufactured products. Reconciliations are provided in the “Segment Results” section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Potash Controllable Cash Cost of Product Manufactured (“COPM”) Per Tonne

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Total Potash COGS excluding depreciation and amortization expense included in COPM, royalties, natural gas costs and carbon taxes, change in inventory, and other adjustments, divided by potash production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash controllable cash COPM excludes the effects of production from other periods and the impacts of our long-term investment decisions, supporting a focus on the performance of our day-to-day operations. Potash controllable cash COPM also excludes royalties and natural gas costs and carbon taxes, which management does not consider controllable, as they are primarily driven by regulatory and market conditions.

	Three Months Ended June 30		Six Months Ended June 30
(millions of US dollars, except as otherwise noted)	2024	2023	2024	2023
Total COGS – Potash	359	353	717	658
Change in inventory	(7)	(14)	21	26
Other adjustments [1]	(6)	(9)	(9)	(17)
COPM	346	330	729	667
Depreciation and amortization in COPM	(141)	(101)	(294)	(201)
Royalties in COPM	(20)	(26)	(39)	(57)
Natural gas costs and carbon taxes in COPM	(8)	(9)	(20)	(25)
Controllable cash COPM	177	194	376	384
Production tonnes (tonnes – thousands)	3,575	3,237	7,140	6,325
Potash controllable cash COPM per tonne	50	60	53	61

1  Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.

Nutrien Financial Adjusted Net Interest Margin

Definition: Nutrien Financial revenue less deemed interest expense divided by average Nutrien Financial net receivables outstanding for the last four rolling quarters.

Why we use the measure and why it is useful to investors: Used by credit rating agencies and others to evaluate the financial performance of Nutrien Financial.

	Rolling four quarters ended June 30, 2024
(millions of US dollars, except as otherwise noted)	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Total/Average
Nutrien Financial revenue	73	70	66	133
Deemed interest expense [1]	(41)	(36)	(27)	(50)
Net interest	32	34	39	83	188

Average Nutrien Financial net receivables	4,353	2,893	2,489	4,560	3,574
Nutrien Financial adjusted net interest margin (%)					5.3

	Rolling four quarters ended December 31, 2023
(millions of US dollars, except as otherwise noted)	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Total/Average
Nutrien Financial revenue	57	122	73	70
Deemed interest expense [1]	(20)	(39)	(41)	(36)
Net interest	37	83	32	34	186

Average Nutrien Financial net receivables	2,283	4,716	4,353	2,893	3,561
Nutrien Financial adjusted net interest margin (%)					5.2

1  Average borrowing rate applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial.

Retail Cash Operating Coverage Ratio

Definition: Retail selling, general and administrative, and other expenses (income), excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold, for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate free cash flow.

	Rolling four quarters ended June 30, 2024
(millions of US dollars, except as otherwise noted)	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Total
Selling expenses	798	841	790	1,005	3,434
General and administrative expenses	57	55	52	51	215
Other expenses	37	77	22	41	177
Operating expenses	892	973	864	1,097	3,826
Depreciation and amortization in operating expenses	(186)	(199)	(190)	(193)	(768)
Operating expenses excluding depreciation and amortization	706	774	674	904	3,058

Gross margin	895	989	747	2,029	4,660
Depreciation and amortization in cost of goods sold	3	2	4	3	12
Gross margin excluding depreciation and amortization	898	991	751	2,032	4,672
Cash operating coverage ratio (%)					65

	Rolling four quarters ended December 31, 2023

(millions of US dollars, except as otherwise noted)	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Total
Selling expenses	765	971	798	841	3,375
General and administrative expenses	50	55	57	55	217
Other expenses	15	29	37	77	158
Operating expenses	830	1,055	892	973	3,750
Depreciation and amortization in operating expenses	(179)	(185)	(186)	(199)	(749)
Operating expenses excluding depreciation and amortization	651	870	706	774	3,001

Gross margin	615	1,931	895	989	4,430
Depreciation and amortization in cost of goods sold	2	3	3	2	10
Gross margin excluding depreciation and amortization	617	1,934	898	991	4,440
Cash operating coverage ratio (%)					68

Retail Adjusted Average Working Capital to Sales and Retail Adjusted Average Working Capital to Sales Excluding Nutrien Financial

Definition: Retail adjusted average working capital divided by Retail adjusted sales for the last four rolling quarters. We exclude in our calculations the sales and working capital of certain acquisitions during the first year following the acquisition. We also look at this metric excluding Nutrien Financial revenue and working capital.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively. The metric excluding Nutrien Financial shows the impact that the working capital of Nutrien Financial has on the ratio.

	Rolling four quarters ended June 30, 2024
(millions of US dollars, except as otherwise noted)	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Average/Total
Current assets	10,398	10,498	11,821	11,181
Current liabilities	(5,228)	(8,210)	(8,401)	(8,002)
Working capital	5,170	2,288	3,420	3,179	3,514
Working capital from certain recent acquisitions	-	-	-	-
Adjusted working capital	5,170	2,288	3,420	3,179	3,514
Nutrien Financial working capital	(4,353)	(2,893)	(2,489)	(4,560)
Adjusted working capital excluding Nutrien Financial	817	(605)	931	(1,381)	(60)

Sales	3,490	3,502	3,308	8,074
Sales from certain recent acquisitions	-	-	-	-
Adjusted sales	3,490	3,502	3,308	8,074	18,374
Nutrien Financial revenue	(73)	(70)	(66)	(133)
Adjusted sales excluding Nutrien Financial	3,417	3,432	3,242	7,941	18,032

Adjusted average working capital to sales (%)					19
Adjusted average working capital to sales excluding Nutrien Financial (%)					-

	Rolling four quarters ended December 31, 2023
(millions of US dollars, except as otherwise noted)	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Average/Total
Current assets	13,000	11,983	10,398	10,498
Current liabilities	(8,980)	(8,246)	(5,228)	(8,210)
Working capital	4,020	3,737	5,170	2,288	3,804
Working capital from certain recent acquisitions	-	-	-	-
Adjusted working capital	4,020	3,737	5,170	2,288	3,804
Nutrien Financial working capital	(2,283)	(4,716)	(4,353)	(2,893)
Adjusted working capital excluding Nutrien Financial	1,737	(979)	817	(605)	243

Sales	3,422	9,128	3,490	3,502
Sales from certain recent acquisitions	-	-	-	-
Adjusted sales	3,422	9,128	3,490	3,502	19,542
Nutrien Financial revenue	(57)	(122)	(73)	(70)
Adjusted sales excluding Nutrien Financial	3,365	9,006	3,417	3,432	19,220

Adjusted average working capital to sales (%)					19
Adjusted average working capital to sales excluding Nutrien Financial (%)					1

Other Financial Measures

Selected Additional Financial Data

Nutrien Financial	As at June 30, 2024							As at December 31, 2023

(millions of US dollars)	Current	<31 Days Past Due	31–90 Days Past Due	>90 Days Past Due	Gross Receivables	Allowance [1]	Net Receivables	Net Receivables

North America	3,395	182	67	198	3,842	(53)	3,789	2,206
International	628	50	18	85	781	(10)	771	687
Nutrien Financial receivables	4,023	232	85	283	4,623	(63)	4,560	2,893

1 Bad debt expense on the above receivables for the six months ended June 30, 2024 and 2023 were $25 million and $30 million, respectively, in the Retail segment.

Supplementary Financial Measures

Supplementary financial measures are financial measures disclosed by the Company that (a) are, or are intended to be, disclosed on a periodic basis to depict the historical or expected future financial performance, financial position or cash flow of the Company, (b) are not disclosed in the financial statements of the Company, (c) are not non-GAAP financial measures, and (d) are not non-GAAP ratios.

The following section provides an explanation of the composition of those supplementary financial measures, if not previously provided.

Sustaining capital expenditures: Represents capital expenditures that are required to sustain operations at existing levels and include major repairs and maintenance and plant turnarounds.

Investing capital expenditures: Represents capital expenditures related to significant expansions of current operations or to create cost savings (synergies). Investing capital expenditures excludes capital outlays for business acquisitions and equity-accounted investees.

Mine development and pre-stripping capital expenditures: Represents capital expenditures that are required for activities to open new areas underground and/or develop a mine or ore body to allow for future production mining and activities required to prepare and/or access the ore, i.e., removal of an overburden that allows access to the ore.

Cash used for dividends and share repurchases (shareholder returns): Calculated as dividends paid to Nutrien’s shareholders plus repurchase of common shares as reflected in the unaudited condensed consolidated statements of cash flows. This measure is useful as it represents return of capital to shareholders.

Unaudited

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings

		Three Months Ended June 30		Six Months Ended June 30
(millions of US dollars, except as otherwise noted)	Note	2024	2023	2024	2023
SALES	2, 10	10,156	11,654	15,545	17,761
Freight, transportation and distribution		240	252	478	451
Cost of goods sold		7,004	8,236	10,618	12,231
GROSS MARGIN		2,912	3,166	4,449	5,079
Selling expenses		1,008	979	1,802	1,749
General and administrative expenses		158	157	312	302
Provincial mining taxes		68	104	136	223
Share-based compensation expense (recovery)		10	(64)	16	(49)
Impairment of assets	3	530	698	530	698
Foreign exchange loss, net of related derivatives	6	285	52	328	18
Other expenses	4	9	112	62	71
EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		844	1,128	1,263	2,067
Finance costs		162	204	341	374
EARNINGS BEFORE INCOME TAXES		682	924	922	1,693
Income tax expense	5	290	476	365	669
NET EARNINGS		392	448	557	1,024
Attributable to
Equity holders of Nutrien		385	440	543	1,011
Non-controlling interest		7	8	14	13
NET EARNINGS		392	448	557	1,024

NET EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF NUTRIEN (“EPS”)
Basic		0.78	0.89	1.10	2.03
Diluted		0.78	0.89	1.10	2.03
Weighted average shares outstanding for basic EPS		494,646,000	495,379,000	494,608,000	498,261,000
Weighted average shares outstanding for diluted EPS		494,915,000	495,932,000	494,851,000	499,059,000

Condensed Consolidated Statements of Comprehensive Income

		Three Months Ended June 30		Six Months Ended June 30
(millions of US dollars)		2024	2023	2024	2023
NET EARNINGS		392	448	557	1,024
Other comprehensive income (loss)
Items that will not be reclassified to net earnings:
Net actuarial loss on defined benefit plans		-	-	-	(3)
Net fair value gain on investments		36	6	18	11
Items that have been or may be subsequently reclassified to net earnings:
Gain (loss) on currency translation of foreign operations		9	49	(57)	50
Other		(1)	13	(19)	12
OTHER COMPREHENSIVE INCOME (LOSS)		44	68	(58)	70
COMPREHENSIVE INCOME		436	516	499	1,094
Attributable to
Equity holders of Nutrien		429	508	486	1,081
Non-controlling interest		7	8	13	13
COMPREHENSIVE INCOME		436	516	499	1,094

(See	Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Statements of Cash Flows

		Three Months Ended June 30		Six Months Ended June 30
(millions of US dollars)	Note	2024	2023	2024	2023
			Note 1		Note 1
OPERATING ACTIVITIES
Net earnings		392	448	557	1,024
Adjustments for:
Depreciation and amortization		586	556	1,151	1,052
Share-based compensation expense (recovery)		10	(64)	16	(49)
Impairment of assets	3	530	698	530	698
Provision for deferred income tax		23	100	51	121
Net distributed (undistributed) earnings of equity-accounted investees		88	(23)	38	140
Fair value adjustment to derivatives	6	187	38	186	32
Loss related to financial instruments in Argentina	4	15	92	34	92
Long-term income tax receivables and payables		(35)	(18)	8	(90)
Other long-term assets, liabilities and miscellaneous		5	53	70	(14)
Cash from operations before working capital changes		1,801	1,880	2,641	3,006
Changes in non-cash operating working capital:
Receivables		(2,555)	(2,653)	(2,812)	(2,118)
Inventories and prepaid expenses and other current assets		3,222	4,065	1,892	2,572
Payables and accrued charges		(661)	(1,049)	(401)	(2,075)
CASH PROVIDED BY OPERATING ACTIVITIES		1,807	2,243	1,320	1,385
INVESTING ACTIVITIES
Capital expenditures [1]		(547)	(791)	(920)	(1,256)
Business acquisitions, net of cash acquired		(4)	(5)	(4)	(116)
Net proceeds from (purchase of) investments		3	(93)	(15)	(98)
Purchase of investments		(107)	-	(111)	-
Net changes in non-cash working capital		5	(4)	(85)	(104)
Other		36	35	27	22
CASH USED IN INVESTING ACTIVITIES		(614)	(858)	(1,108)	(1,552)
FINANCING ACTIVITIES
(Net repayment of) proceeds from debt		(1,215)	(1,105)	(289)	768
Proceeds from debt		998	-	998	1,500
Repayment of debt		(75)	(500)	(89)	(517)
Repayment of principal portion of lease liabilities		(106)	(100)	(202)	(187)
Dividends paid to Nutrien’s shareholders		(266)	(263)	(527)	(509)
Repurchase of common shares		-	(150)	-	(1,047)
Issuance of common shares		8	3	9	31
Other		(28)	(9)	(36)	(34)
CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES		(684)	(2,124)	(136)	5
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(1)	3	(13)	(2)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		508	(736)	63	(164)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD		496	1,473	941	901
CASH AND CASH EQUIVALENTS – END OF PERIOD		1,004	737	1,004	737
Cash and cash equivalents is composed of:
Cash		953	724	953	724
Short-term investments		51	13	51	13
		1,004	737	1,004	737
SUPPLEMENTAL CASH FLOWS INFORMATION
Interest paid		216	227	348	325
Income taxes paid		83	270	133	1,589
Total cash outflow for leases		153	129	284	248

 1 Includes additions to property, plant and equipment, and intangible assets for the three months ended June 30, 2024 of $506 million and $41 million (2023 – $732 million and $59 million), respectively, and for the six months ended June 30, 2024 of $844 million and $76 million (2023 – $1,154 million and $102 million), respectively.

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated Other Comprehensive (Loss) Income (“AOCI”)

(millions of US dollars, except as otherwise noted)	Number of Common Shares	Share Capital	Contributed Surplus	(Loss) Gain on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Equity Holders of Nutrien	Non- Controlling Interest	Total Equity

BALANCE – DECEMBER 31, 2022	507,246,105	14,172	109	(374)	(17)	(391)	11,928	25,818	45	25,863

Net earnings	-	-	-	-	-	-	1,011	1,011	13	1,024

Other comprehensive income	-	-	-	50	20	70	-	70	-	70

Shares repurchased	(13,378,189)	(374)	(26)	-	-	-	(600)	(1,000)	-	(1,000)

Dividends declared - $1.06/share	-	-	-	-	-	-	(527)	(527)	-	(527)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(13)	(13)
Effect of share-based compensation including issuance of common shares	628,402	37	(3)	-	-	-	-	34	-	34
Transfer of net gain on sale of investment	-	-	-	-	(14)	(14)	14	-	-	-
Transfer of net loss on cash flow hedges	-	-	-	-	9	9	-	9	-	9
Transfer of net actuarial loss on defined benefit plans	-	-	-	-	3	3	(3)	-	-	-
Other	-	-	-	(2)	-	(2)	-	(2)	-	(2)

BALANCE – JUNE 30, 2023	494,496,318	13,835	80	(326)	1	(325)	11,823	25,413	45	25,458

BALANCE – DECEMBER 31, 2023	494,551,730	13,838	83	(286)	(10)	(296)	11,531	25,156	45	25,201

Net earnings	-	-	-	-	-	-	543	543	14	557

Other comprehensive loss	-	-	-	(56)	(1)	(57)	-	(57)	(1)	(58)

Dividends declared - $1.08/share	-	-	-	-	-	-	(532)	(532)	-	(532)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(26)	(26)

Effect of share-based compensation including issuance of common shares	153,808	8	3	-	-	-	-	11	-	11

Transfer of net loss on cash flow hedges	-	-	-	-	8	8	-	8	-	8
Other	-	-	-	(2)	-	(2)	-	(2)	-	(2)

BALANCE – JUNE 30, 2024	494,705,538	13,846	86	(344)	(3)	(347)	11,542	25,127	32	25,159

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Balance Sheets

		June 30		December 31

As at (millions of US dollars)	Note	2024	2023	2023

ASSETS

Current assets

Cash and cash equivalents		1,004	737	941

Receivables	6, 7, 10	8,123	8,595	5,398

Inventories		5,298	6,062	6,336

Prepaid expenses and other current assets		663	602	1,495

		15,088	15,996	14,170

Non-current assets

Property, plant and equipment		22,198	21,920	22,461

Goodwill		12,094	12,077	12,114

Intangible assets		1,912	2,252	2,217

Investments		703	708	736

Other assets		996	973	1,051

TOTAL ASSETS		52,991	53,926	52,749

LIABILITIES

Current liabilities

Short-term debt	7	1,571	2,922	1,815

Current portion of long-term debt		1,012	44	512

Current portion of lease liabilities		364	301	327

Payables and accrued charges	6	9,024	9,470	9,467

		11,971	12,737	12,121

Non-current liabilities

Long-term debt		9,399	9,498	8,913

Lease liabilities		1,024	861	999

Deferred income tax liabilities		3,615	3,584	3,574

Pension and other post-retirement benefit liabilities		245	245	252

Asset retirement obligations and accrued environmental costs		1,406	1,379	1,489

Other non-current liabilities		172	164	200

TOTAL LIABILITIES		27,832	28,468	27,548

SHAREHOLDERS’ EQUITY

Share capital		13,846	13,835	13,838

Contributed surplus		86	80	83

Accumulated other comprehensive loss		(347)	(325)	(296)

Retained earnings		11,542	11,823	11,531

Equity holders of Nutrien		25,127	25,413	25,156

Non-controlling interest		32	45	45

TOTAL SHAREHOLDERS’ EQUITY		25,159	25,458	25,201

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		52,991	53,926	52,749

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Six Months Ended June 30, 2024

Note 1 Basis of presentation

Nutrien Ltd. (collectively with its subsidiaries, “Nutrien”, “we”, “us”, “our” or “the Company”) is a leading provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production in a sustainable manner.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are materially consistent with those used in the preparation of our 2023 annual audited consolidated financial statements, as well as any amended standards adopted in 2024 that we previously disclosed. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual audited consolidated financial statements and should be read in conjunction with our 2023 annual audited consolidated financial statements. Certain immaterial 2023 figures have been reclassified in the condensed consolidated statements of earnings, condensed consolidated statements of cash flows and Note 4 Other expenses (income).

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year. These interim financial statements were authorized by the Audit Committee of the Board of Directors for issue on August 7, 2024.

Note 2 Segment information

We have four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise. Retail provides services directly to growers through a network of farm centers in North America, South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produces. Potash freight, transportation and distribution costs only apply to our North American potash sales volumes. EBITDA presented in the succeeding tables is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

(millions of US dollars)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Assets – as at June 30, 2024	23,223	13,667	11,571	2,452	2,955	(877)	52,991

Assets – as at December 31, 2023	23,056	13,571	11,466	2,438	2,818	(600)	52,749

Unaudited

	Three Months Ended June 30, 2024

(millions of US dollars)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	8,074	750	948	384	-	-	10,156

– intersegment	-	86	239	67	-	(392)	-

Sales – total	8,074	836	1,187	451	-	(392)	10,156

Freight, transportation and distribution	-	80	159	57	-	(56)	240

Net sales	8,074	756	1,028	394	-	(336)	9,916

Cost of goods sold	6,045	359	650	361	-	(411)	7,004

Gross margin	2,029	397	378	33	-	75	2,912

Selling expenses (recovery)	1,005	3	8	2	(3)	(7)	1,008

General and administrative expenses	51	1	5	3	98	-	158

Provincial mining taxes	-	68	-	-	-	-	68

Share-based compensation expense	-	-	-	-	10	-	10

Impairment of assets	335	-	195	-	-	-	530

Foreign exchange loss, net of related derivatives	-	-	-	-	285	-	285

Other expenses (income)	41	4	(78)	8	26	8	9

Earnings (loss) before finance costs and income taxes	597	321	248	20	(416)	74	844

Depreciation and amortization	196	151	151	68	20	-	586

EBITDA	793	472	399	88	(396)	74	1,430

Share-based compensation expense	-	-	-	-	10	-	10

Impairment of assets	335	-	195	-	-	-	530

Loss related to financial instruments in Argentina	-	-	-	-	15	-	15

ARO/ERL related income for non-operating sites	-	-	-	-	(35)	-	(35)

Foreign exchange loss, net of related derivatives	-	-	-	-	285	-	285

Adjusted EBITDA	1,128	472	594	88	(121)	74	2,235

	Three Months Ended June 30, 2023

(millions of US dollars)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	9,127	976	1,065	486	-	-	11,654

– intersegment	1	140	306	74	-	(521)	-

Sales – total	9,128	1,116	1,371	560	-	(521)	11,654

Freight, transportation and distribution	-	107	155	58	-	(68)	252

Net sales	9,128	1,009	1,216	502	-	(453)	11,402

Cost of goods sold	7,197	353	817	453	-	(584)	8,236

Gross margin	1,931	656	399	49	-	131	3,166

Selling expenses (recovery)	971	3	7	2	(2)	(2)	979

General and administrative expenses	55	5	5	4	88	-	157

Provincial mining taxes	-	104	-	-	-	-	104

Share-based compensation recovery	-	-	-	-	(64)	-	(64)

Impairment of assets	465	-	-	233	-	-	698

Foreign exchange loss, net of related derivatives	-	-	-	-	52	-	52

Other expenses (income)	29	5	(20)	1	99	(2)	112

Earnings (loss) before finance costs and income taxes	411	539	407	(191)	(173)	135	1,128

Depreciation and amortization	188	115	162	71	20	-	556

EBITDA	599	654	569	(120)	(153)	135	1,684

Integration and restructuring related costs	3	-	-	-	7	-	10

Share-based compensation recovery	-	-	-	-	(64)	-	(64)

Impairment of assets	465	-	-	233	-	-	698

Loss related to financial instruments in Argentina	-	-	-	-	92	-	92

ARO/ERL related expense for non-operating sites	-	-	-	-	6	-	6

Foreign exchange loss, net of related derivatives	-	-	-	-	52	-	52

Adjusted EBITDA	1,067	654	569	113	(60)	135	2,478

Unaudited

	Six Months Ended June 30, 2024

(millions of US dollars)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	11,382	1,571	1,794	798	-	-	15,545

– intersegment	-	192	421	152	-	(765)	-

Sales – total	11,382	1,763	2,215	950	-	(765)	15,545

Freight, transportation and distribution	-	194	276	119	-	(111)	478

Net sales	11,382	1,569	1,939	831	-	(654)	15,067

Cost of goods sold	8,606	717	1,254	733	-	(692)	10,618

Gross margin	2,776	852	685	98	-	38	4,449

Selling expenses (recovery)	1,795	6	15	4	(5)	(13)	1,802

General and administrative expenses	103	5	10	7	187	-	312

Provincial mining taxes	-	136	-	-	-	-	136

Share-based compensation expense	-	-	-	-	16	-	16

Impairment of assets	335	-	195	-	-	-	530

Foreign exchange loss, net of related derivatives	-	-	-	-	328	-	328

Other expenses (income)	63	1	(111)	16	80	13	62

Earnings (loss) before finance costs and income taxes	480	704	576	71	(606)	38	1,263

Depreciation and amortization	390	298	287	138	38	-	1,151

EBITDA	870	1,002	863	209	(568)	38	2,414

Share-based compensation expense	-	-	-	-	16	-	16

Impairment of assets	335	-	195	-	-	-	530

Loss related to financial instruments in Argentina	-	-	-	-	34	-	34

ARO/ERL related income for non-operating sites	-	-	-	-	(32)	-	(32)

Foreign exchange loss, net of related derivatives	-	-	-	-	328	-	328

Adjusted EBITDA	1,205	1,002	1,058	209	(222)	38	3,290

	Six Months Ended June 30, 2023

(millions of US dollars)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	12,549	1,999	2,219	994	-	-	17,761

– intersegment	1	194	570	138	-	(903)	-

Sales – total	12,550	2,193	2,789	1,132	-	(903)	17,761

Freight, transportation and distribution	-	182	261	116	-	(108)	451

Net sales	12,550	2,011	2,528	1,016	-	(795)	17,310

Cost of goods sold	10,004	658	1,588	880	-	(899)	12,231

Gross margin	2,546	1,353	940	136	-	104	5,079

Selling expenses	1,736	6	15	4	(4)	(8)	1,749

General and administrative expenses	105	8	10	7	172	-	302

Provincial mining taxes	-	223	-	-	-	-	223

Share-based compensation recovery	-	-	-	-	(49)	-	(49)

Impairment of assets	465	-	-	233	-	-	698

Foreign exchange loss, net of related derivatives	-	-	-	-	18	-	18

Other expenses (income)	44	(2)	(34)	13	52	(2)	71

Earnings (loss) before finance costs and income taxes	196	1,118	949	(121)	(189)	114	2,067

Depreciation and amortization	369	212	296	138	37	-	1,052

EBITDA	565	1,330	1,245	17	(152)	114	3,119

Integration and restructuring related costs	3	-	-	-	12	-	15

Share-based compensation recovery	-	-	-	-	(49)	-	(49)

Impairment of assets	465	-	-	233	-	-	698

Loss related to financial instruments in Argentina	-	-	-	-	92	-	92

ARO/ERL related expense for non-operating sites	-	-	-	-	6	-	6

Foreign exchange loss, net of related derivatives	-	-	-	-	18	-	18

Adjusted EBITDA	1,033	1,330	1,245	250	(73)	114	3,899

Unaudited

	Three Months Ended June 30		Six Months Ended June 30
(millions of US dollars)	2024	2023	2024	2023
Retail sales by product line
Crop nutrients	3,281	3,986	4,590	5,321
Crop protection products	2,733	3,070	3,847	4,224
Seed	1,434	1,428	1,919	1,935
Services and other	292	308	448	456
Merchandise	245	273	445	519
Nutrien Financial	133	122	199	179
Nutrien Financial elimination [1]	(44)	(59)	(66)	(84)

	8,074	9,128	11,382	12,550

Potash sales by geography
Manufactured product

North America	353	577	873	994

Offshore [2]	482	539	889	1,199
Other potash and purchased products	1	-	1	-

	836	1,116	1,763	2,193

Nitrogen sales by product line
Manufactured product

Ammonia	351	389	595	805

Urea and ESN®	426	490	792	981

Solutions, nitrates and sulfates	343	381	662	752
Other nitrogen and purchased products	67	111	166	251

	1,187	1,371	2,215	2,789

Phosphate sales by product line
Manufactured product

Fertilizer	291	289	612	591

Industrial and feed	155	189	322	384

Other phosphate and purchased products	5	82	16	157

	451	560	950	1,132

1 Represents elimination of the interest and service fees charged by Nutrien Financial to Retail branches.

2 Relates to Canpotex Limited (“Canpotex”) (Note 10) and includes provisional pricing adjustments for the three months ended June 30, 2024 of $(1) million (2023 – $(173) million) and the six months ended June 30, 2024 of $11 million (2023 – $(320) million).

Note 3 Impairment of assets

We recorded the following non-cash impairment of assets in the condensed consolidated statements of earnings:

		Three and Six Months Ended June 30
Segment	Category (millions of US dollars)	2024	2023
Retail	Intangible assets	200	43
	Property, plant and equipment	120	-
	Other	15	-
	Goodwill	-	422
Nitrogen	Property, plant and equipment	195	-
Phosphate	Property, plant and equipment	-	233
Impairment of assets		530	698

Retail – Brazil

At June 30, 2024, due to the ongoing market instability and more moderate margin expectations, we have lowered our forecasted EBITDA for the Retail – Brazil cash generating unit (“CGU”). This triggered an impairment analysis. Prior to June 30, 2023, the Retail – Brazil CGU was part of the Retail – South America group of CGUs at which time the goodwill of the group was deemed to be fully impaired.

We used the fair value less cost to dispose (“FVLCD”) methodology (level 3) based on a market approach to assess the recoverable value of the Retail – Brazil CGU at June 30, 2024. This is a change from our 2023 analysis, as the market approach resulted in a more representative fair value of the CGU as restructuring initiatives in Brazil are currently being developed. In 2023, we used the

Unaudited

FVLCD methodology based on after-tax discounted cash flows (10-year projections plus a terminal value) and an after-tax discount rate (14.4 percent). We incorporated assumptions that an independent market participant would apply.

The key assumptions with the greatest influence on the calculation of the impairment are the estimated recoverable value of property, plant and equipment and intangible assets. Any change to these estimates could directly impact the impairment amount.

(millions of US dollars)	Retail – Brazil June 30, 2024
Recoverable amount comprised of:
Working capital and other	324
Property, plant and equipment	92
Intangible assets	-

Nitrogen

During the three and six months ended June 30, 2024, we decided that we are no longer pursuing our Geismar Clean Ammonia project. As a result, we recorded an impairment loss of $195 million to fully write-off the amount of property, plant and equipment related to this project. As the project was cancelled before it generated revenue, the recoverable amount, which was based on its value in use, is $nil.

At June 30, 2023, we recorded an impairment of $465 million on our Retail – South America groups of CGUs and $233 million on our Phosphate – White Springs CGU. Refer to Note 13 of our 2023 annual audited consolidated financial statements for further details.

Note 4 Other expenses (income)

	Three Months Ended June 30		Six Months Ended June 30
(millions of US dollars)	2024	2023	2024	2023
Integration and restructuring related costs	-	10	-	15
Earnings of equity-accounted investees	(30)	(35)	(81)	(72)
Bad debt expense	50	30	63	39
Project feasibility costs	28	21	43	34
Customer prepayment costs	15	12	31	26
Insurance recoveries	(67)	-	(67)	-
(Gain) loss on natural gas derivatives not designated as hedge ¹	(1)	-	2	-
Loss related to financial instruments in Argentina	15	92	34	92
ARO/ERL related (income) expenses for non-operating sites ²	(35)	6	(32)	6
Gain on amendments to other post-retirement pension plans	-	-	-	(80)
Other expenses (income)	34	(24)	69	11
	9	112	62	71

1 Includes realized loss of $2 million for the three and six months ended June 30, 2024 (2023 – $nil) and unrealized gain of $3 million and $nil for the three and six months ended June 30, 2024, respectively (2023 – $nil).

2 ARO/ERL refers to asset retirement obligations and accrued environmental costs.

Argentina has certain currency controls in place that limit our ability to settle our foreign currency-denominated obligations or remit cash out of Argentina. We utilize various financial instruments such as Blue Chip Swaps or Bonds for the Reconstruction of a Free Argentina (“BOPREAL”) that effectively allow companies to transact in US dollars. We incurred losses on these transactions due to the significant divergence between the market exchange rate used for these financial instruments and the official Central Bank of Argentina rate. These losses are recorded as part of loss related to financial instruments in Argentina.

Note 5 Income taxes

A separate estimated average annual effective income tax rate was determined and applied individually to the interim period pre-tax earnings for each taxing jurisdiction.

	Three Months Ended June 30		Six Months Ended June 30
(millions of US dollars, except as otherwise noted)	2024	2023	2024	2023
Actual effective tax rate on earnings (%)	46	39	42	32
Actual effective tax rate including discrete items (%)	43	51	40	40
Discrete tax adjustments that impacted the tax rate	(23)	114	(20)	132

Unaudited

Note 6 Financial instruments

Foreign Currency Derivatives

The following table presents the significant foreign currency derivatives outstanding at the periods presented.

	As at June 30, 2024				As at December 31, 2023
(millions of US dollars, except as otherwise noted)	Notional	Maturities (year)	Average Contract Rate (1:1)	Fair Value [1]	Notional	Maturities (year)	Average Contract Rate (1:1)	Fair Value [1]
Derivatives not designated as hedges
Forwards (Sell/buy)
USD/Brazilian real (“BRL”)	2,065	July 2024	5.2208	(138)	-	-	-	-
USD/Canadian dollars (“CAD”)	801	2024	1.3686	-	435	2024	1.3207	-
Australian dollars/USD	46	2024	1.5096	-	86	2024	1.5269	(5)
BRL/USD	-	-	-	-	94	2024	4.8688	-
Options
USD/BRL – sell USD calls	600	July 2024	5.1772	(45)	-	-	-	-
USD/BRL – buy USD puts	600	July 2024	5.1772	-	-	-	-	-
Derivatives designated as hedges
Forwards (Sell/buy)
USD/CAD	681	2025	1.3605	(2)	601	2024	1.3565	16
Presented as:
Receivables				-				16
Payables and accrued charges				(185)				(5)

1 Fair value of foreign currency derivatives are based on exchange-quoted prices which are classified as Level 2.

Subsequent to the June 30, 2024 reporting period, we entered into $3 billion notional value of BRL/USD (sell/buy) forward contracts, not designated as hedges. These contracts have maturity dates between July and September 2024 at an average contract rate of 5.62. An additional loss of approximately $12 million on foreign currency derivatives at fair value through profit or loss was recorded in July 2024. As of the issuance date of this report, all derivative contracts related to Brazil were settled except for $220 million notional value BRL/USD (sell/buy) of forward contracts as part of our ongoing risk management strategy.

	Three Months Ended June 30		Six Months Ended June 30
(millions of US dollars)	2024	2023	2024	2023
Foreign exchange loss (gain)	40	(4)	30	(20)
Hyperinflationary loss	20	19	65	32
Loss on foreign currency derivatives at fair value through profit or loss	225	37	233	6
Foreign exchange loss, net of related derivatives	285	52	328	18

Natural Gas Derivatives

In 2024, we increased our use of natural gas derivatives to lock-in commodity prices. Our risk management strategies and accounting policies for derivatives that are designated and qualify as cash flow hedges are consistent with those disclosed in Note 10 and Note 30 of our annual consolidated financial statements, respectively. For derivatives that do not qualify as cash flow hedges, any gains or losses are recorded in net earnings in the current period.

We assess whether our derivative hedging transactions are expected to be or were highly effective, both at the hedge’s inception and on an ongoing basis, in offsetting changes in fair values of hedged items.

Hedging Transaction	Measurement of Ineffectiveness	Potential Sources of Ineffectiveness
New York Mercantile Exchange (“NYMEX”) natural gas hedges	Assessed on a prospective and retrospective basis using regression analyses	Changes in: • timing of forecast transactions • volume delivered • our credit risk or the credit risk of a counterparty

Unaudited

The table below presents information about our natural gas derivatives which are used to manage the risk related to significant price changes in natural gas.

	As at June 30, 2024
(millions of US dollars, except as otherwise noted)	Notional [1]	Maturities (year)	Average Contract Price [2]	Fair Value of Assets (Liabilities) [3]
Derivatives not designated as hedges
NYMEX call options	29	2024	2.89	6
Derivatives designated as hedges
NYMEX swaps	25	2024	2.84	1

 1 In millions of Metric Million British Thermal Units (“MMBtu”).

 2 US dollars per MMBtu.

 3 Fair value of natural gas derivatives are based on a discounted cash flow model which are classified as Level 2.

Our financial instruments carrying amount are a reasonable approximation of their fair values, except for our long-term debt that has a carrying value of $10,411 million and fair value of $9,774 million as of June 30, 2024. There were no transfers between levels for financial instruments measured at fair value on a recurring basis.

Note 7 Short-term debt

On March 7, 2024, we entered into an uncommitted $500 million accounts receivable repurchase facility (the “repurchase facility”), where we may sell certain receivables from customers to a financial institution and agree to repurchase those receivables at a future date. When we draw under this repurchase facility, the receivables from customers remain on our condensed consolidated balance sheet as we control and retain substantially all of the risks and rewards associated with the receivables. As at June 30, 2024, there were no borrowings made under this facility.

Note 8 Long-term debt

Issuances in the second quarter of 2024 (millions of US dollars, except as otherwise noted)	Rate of interest (%)	Maturity	Amount
Senior notes issued 2024	5.2	June 21, 2027	400
Senior notes issued 2024	5.4	June 21, 2034	600
			1,000

The notes issued in the three and six months ended June 30, 2024, are unsecured, rank equally with our existing unsecured debt, and have no sinking fund requirements prior to maturity. Each series is redeemable and has various provisions for redemption prior to maturity, at our option, at specified prices.

In March 2024, we filed a base shelf prospectus in Canada and the US qualifying the issuance of common shares, debt securities and other securities during a period of 25 months from March 22, 2024.

Note 9 Seasonality

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. The results of this seasonality have a corresponding effect on receivables from customers and rebates receivables, inventories, prepaid expenses and other current assets, and trade payables. Our short-term debt also fluctuates during the year to meet working capital requirements. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Note 10 Related party transactions

We sell potash outside Canada and the United States exclusively through Canpotex. Canpotex sells potash to buyers, including Nutrien, in export markets pursuant to term and spot contracts at agreed upon prices. Our total revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex.

As at (millions of US dollars)	June 30, 2024	December 31, 2023
Receivables from Canpotex	206	162

Unaudited

Note 11 Accounting policies, estimates and judgments

IFRS 18, “Presentation and Disclosure in Financial Statements” (“IFRS 18”), which was issued on April 9, 2024, would supersede IAS 1, “Presentation of Financial Statements” and increase the comparability of financial statements by enhancing principles on aggregation and disaggregation. IFRS 18 will be effective January 1, 2027, and will also apply to comparative information. We are reviewing the standard to determine the potential impact.

Amendments for IFRS 9 and IFRS 7, “Amendments to the Classification and Measurement of Financial Instruments”, which was issued on May 30, 2024, will address diversity in practice by making the requirements more understandable and consistently applied. These amendments will be effective January 1, 2026, and will not apply to comparative information. We are reviewing the standard to determine the potential impact.